UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Supplementary Long-Term Incentive Plan

On December 15, 2022, NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), established the Company’s supplementary long-term incentive plan (the “Supplementary LTIP”), pursuant to which the Company may grant options, restricted stock, restricted stock units, share appreciation rights and other equity and equity-based awards to its employees and consultants, but not its directors.

The total number of ordinary shares of the Company underlying awards that may be granted pursuant to the Supplementary LTIP (other than awards granted as replacement awards in connection with a merger or business combination) may not exceed 1,040,233. The Supplementary LTIP is administered by the Company’s Board of Directors and its compensation committee. The awards issued pursuant to the Supplementary LTIP will have terms substantially similar to those issued pursuant to the Company’s long-term incentive plan. The Supplementary LTIP includes provisions applicable in the event of a change of control.

The foregoing description is qualified in its entirety by reference to the Supplemental LTIP, which is filed as Exhibit 2.1 to this Report on Form 6-K and incorporated by reference herein.

Chief Financial Officer

On December 15, 2022, the Company’s Board of Directors approved the hiring of David Topper as the Company’s new Chief Financial Officer. Mr. Topper will join the Company on January 1, 2023. In connection with Mr. Topper’s commencement, Louise Kooij, the Company’s current Chief Financial Officer will be appointed as the Company’s Chief Accounting Officer.

Mr. Topper brings extensive capital markets experience to the Company. Prior to joining Frazier Life Sciences Management, L.P. (“Frazier”) in March 2020, Mr. Topper was an Operating Partner at General Atlantic, providing capital markets expertise to portfolio companies, and a member of the Portfolio Committee. Prior to General Atlantic, he was Co-Head of Equity Capital Markets at J.P. Morgan, where he led the firm’s major advisory and capital-raising transactions and worked with the U.S. Treasury and other regulatory agencies on crisis-related issues. He also served as Chairman of the Commitments Committee at J.P. Morgan. Prior to this, Mr. Topper spent 22 years at Morgan Stanley where he served as Co-Head of U.S. Equity Capital Markets, Managing Director, and Chairman of the Equity Commitment Committee. Earlier in his career, he held several other senior management positions in Morgan Stanley’s Debt Capital Markets, Leveraged Finance, and Mergers & Acquisitions divisions. Mr. Topper received his B.A. from Duke University and his M.B.A. from Stanford Graduate School of Business. He also serves as Senior Advisor to Frazier Life Sciences, as a member of the board of directors of TermGrid Inc. and as a board observer at CircleUp Network Inc.

On December 19, 2022, the Company issued a press release announcing the appointment of Mr. Topper as the Company’s Chief Financial Officer. The press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

10.1	NewAmsterdam Pharma Company N.V Supplementary Long-term Incentive Plan.

99.1	Press Released, dated December 19, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

December 19, 2022	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer